FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Chief Financial Officer,
                                            Deputy President and
                                            Representative Director



May 20, 2011


--------------------------------------------------------------------------------

                                                                    May 20, 2011

To whom it may concern,

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO
                                             Contact:        Minoru Saitoh
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

      NOTICE REGARDING PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

Tokyo, May 20, 2011 - At the meeting held today by the Board of Directors, it was decided to propose a resolution for approval at the 111th Ordinary General Meeting of Shareholders to be held at June 24, 2011 to make amendments to the Articles of Incorporation as explained below.

1. REASONS FOR THE PROPOSAL

(1) Amendments will be made to the purpose of business in Article 3 (Objectives) of the current Articles of Incorporation in order to clarify the Company's business activities in line with the current status of its business and to cope with the diversification of its business activities.

(2) With regard to the method of public notices, considering the widespread use of the Internet, the method of public notices will be changed from the Nihon Keizai Shimbun as stipulated in Article 5 (Method of Public Notices) of the current Articles of Incorporation to electronic public notices for the purpose of enhancing convenience and rationalizing the public notice procedure. In addition, if the Company is unable to issue an electronic public notice due to any unavoidable reason, measures for this case will be specified.

2. CONTENTS OF AMENDMENT
   Proposed amendments are as follows:

                                                              (The parts underlined are those amended.)
--------------------------------------------------   --------------------------------------------------
                 Prior to Revision                                         Revised
--------------------------------------------------   --------------------------------------------------
Objectives                                           Objectives

Article 3.                                           Article 3.

The objectives of the Company are to engage in the   The objectives of the Company are to engage in the
following businesses:                                following businesses:

1.  Manufacture, sale and installation work and      1.  Manufacture and sale of optical equipment,
                      -------------------------                      ---
    electrical communication work of optical,            office equipment, printing equipment, audio
    -----------------------------                                          -------------------
    office, audio, electric and measuring                equipment, electrical equipment, electronic
    equipment, other general machinery and                                                ----------
    equipment and accessories and supplies               equipment, communication equipment, precision
    thereof.                                             ---------------------------------------------
                                                         equipment, measuring equipment, lighting
                                                         ----------                      --------
                                                         equipment, healthcare equipment, other general
                                                         --------------------------------
                                                         machinery, and accessories and supplies
                                                         thereof;

                (Newly established)                  2.  Manufacture and sale of electronic devices
                                                     ----------------------------------------------
                                                         relating to the products described in any of
                                                         --------------------------------------------
                                                         the foregoing items and other products, as
                                                         ------------------------------------------
                                                         well as production and sale of software
                                                         ---------------------------------------
                                                         relating to the products described in any of
                                                         --------------------------------------------
                                                         the foregoing items and other products;
                                                         ---------------------------------------

                (Newly established)                  3.  Installation work and electrical communication
                                                     -------------------------------------------------
                                                         work of the products described in any of the
                                                         --------------------------------------------
                                                         foregoing items;
                                                         ----------------

2.  Manufacture and sale of photographic sensitive   4.  (Unchanged)
--                                                   --
    materials and duplicating papers.

3.  Manufacture and sale of various raw materials    5.  (Unchanged)
--                                                   --
    for photographic sensitive materials, and
    various chemical materials for chemical
    industries
--------------------------------------------------   --------------------------------------------------

--------------------------------------------------   --------------------------------------------------
4.  Manufacture, processing and sale of papers,      6.  (Unchanged)
--                                                   --
    pulps, textiles, general merchandise and
    by-products thereof.

5.  Investment in, or sale of the products of,       7.  (Unchanged)
--                                                   --
    other companies;

6.  Import and Export of the goods described in      8.  (Unchanged)
--                                                   --
    any of the foregoing items and other goods of
    every kind and description;

                (Newly established)                  9.  Collection, recycling, and trading of used
                                                     ----------------------------------------------
                                                         items relating to the products described in
                                                         -------------------------------------------
                                                         any of the foregoing items;
                                                         ---------------------------

                (Newly established)                  10. Telecommunication business and information
                                                     ----------------------------------------------
                                                         services business, such as information
                                                         --------------------------------------
                                                         processing, information provision, etc; 11.
                                                         -------------------------------------------
                                                         Provision of business representative service
                                                         --------------------------------------------

                (Newly established)                  11. Provision of business representative service;
                                                     -------------------------------------------------

                (Newly established)                  12. Investigation and analysis concerning the
                                                     ---------------------------------------------
                                                         environment, and consulting concerning the
                                                         ------------------------------------------
                                                         reduction of the environmental impact;
                                                         --------------------------------------

7.  Brokerage business for casualty insurance and    13. (Unchanged)
--                                                   ---
    insurance brokerage under the Automobile
    Liability Security Law of Japan.

8.  Direct marketing through the Internet,           14. (Unchanged)
--                                                   ---
    facsimile, telephone, etc.; and

--------------------------------------------------   --------------------------------------------------

--------------------------------------------------   --------------------------------------------------
                                                     15. Business relating to printing, publishing,
                (Newly established)                  ----------------------------------------------
                                                         leasing, financing, cargo handling, transport,
                                                         ---------------------------------------------
                                                         warehousing, clothing, hotel, as well as
                                                         ----------------------------------------
                                                         leasing, sale, brokering and administration of
                                                         ----------------------------------------------
                                                         real estate;
                                                         ------------

                (Newly established)                  16. Investigation, Survey, research and
                                                     ---------------------------------------
                                                         development, establishment of system, and
                                                         -----------------------------------------
                                                         consulting incidental or relating to any of
                                                         -------------------------------------------
                                                         the foregoing items; and
                                                         ------------------------

9.  Any and all business incidental or relating to
--
    any of the foregoing items.                      17. (Unchanged)
                                                     ---
--------------------------------------------------   --------------------------------------------------
(Method of Public Notice)                            (Method of Public Notice)

Article 5.                                           Article 5.

Public notices of the Company shall appear in the    Public notices of the Company shall be electronic
Nihon Keizai Shimbun.                                                              -------------------
                                                     public notices; provided, however, that if the
                                                     ----------------------------------------------
                                                     Company is unable to issue an electronic public
                                                     -----------------------------------------------
                                                     notice due to an accident or any other unavoidable
                                                     --------------------------------------------------
                                                     reason, public notices of the Company shall appear
                                                     -------------------------------------
                                                     in the Nihon Keizai Shimbun.

--------------------------------------------------   --------------------------------------------------

3. SCHEDULE
   Articles of Incorporation Changes for Approval at the Ordinary General Meeting of Shareholders: June 24, 2011

   Effective Date of the Changes to the Articles of Incorporation: June 24, 2011